April 26, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Intel Corporation
Registration Statement on Form S-4

Ladies and Gentlemen:

This letter is sent on behalf of Intel Corporation (the “Company”) in connection with a Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”), relating to the Company’s proposed offer to exchange (the “Exchange Offer”) up to $1,966,590,000 aggregate principal amount of newly issued 3.734% Senior Notes due 2047 (the “New Notes”) for a like principal amount of outstanding restricted 3.734% Senior Notes due 2047 (the “Old Notes”).

The Company is registering the Exchange Offer pursuant to the Registration Statement in reliance on the position enunciated by the staff of the Commission (the “Staff”) in Exxon Capital Holdings Corp., SEC No-action letter available May 13, 1988, Morgan Stanley & Co., SEC No-action letter available June 5, 1991, and Shearman & Sterling, SEC No-action letter available July 2, 1993. The Company has not entered into any arrangement or understanding with any person to distribute the New Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer will be acquiring the New Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of such New Notes. In this regard, the Company will make each person participating in the Exchange Offer aware (through the prospectus that forms a part of the Registration Statement and will be used in connection with the Exchange Offer (the “Exchange Offer Prospectus”)) that any person using the Exchange Offer to participate in a distribution of New Notes to be received in the Exchange Offer (1) cannot rely on the Staff’s position enunciated in the Exxon Capital SEC No-action letter or similar letters of the Staff and (2) must comply with registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

The Company will require each participant in the Exchange Offer to furnish the following representation in the transmittal letter or similar documentation:

If such holder is a broker-dealer, such holder will receive New Notes for its own account in exchange for Old Notes, the Old Notes to be exchanged by such holder for New Notes of the applicable series were acquired by it as a result of market-making activities or other trading activities (and not directly from the Issuer), and such holder will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes

The Company will also require that each participant in the Exchange Offer furnish a representation in the transmittal letter or similar documentation that at the commencement of the Exchange Offer, such holder does not have any arrangement or understanding with any person to participate in the distribution of the New Notes in violation of the provisions of the Securities Act.

The Company will make each person participating in the Exchange Offer aware and will make broker-dealers participating in the Exchange Offer aware (through the Exchange Offer Prospectus) that any broker-dealer that resells New Notes received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such New Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such New Notes.

Please do not hesitate to contact me at (415) 393-8322 with any questions or comments concerning this letter.

Kind regards,

/s/ Stewart L. McDowell

Stewart L. McDowell Gibson, Dunn & Crutcher LLP

cc:	Tiffany Doon Silva, Intel Corporation